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                          January 4, 2023

       Guido Baechler
       Chief Executive Officer
       Mainz Biomed N.V.
       Robert Koch Strasse 50
       55129 Mainz
       Germany

                                                        Re: Mainz Biomed N.V.
                                                            Registration
Statement on Form F-3
                                                            Filed December 30,
2022
                                                            File No. 333-269091

       Dear Guido Baechler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Tim Dockery